UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 4, AND RESTATEMENT OF,

APPLICATION FOR AN ORDER PURSUANT TO SECTION

3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT ZSCALER, INC.

IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

ZSCALER, INC.

File No. 812-15188

Please send all communications to:

Remo Canessa, Chief Financial Officer

Robert Schlossman, Esq., Chief Legal Officer

Zscaler, Inc.

120 Holger Way

San Jose, California 95134

(408) 533-0288

Kevin R. Bettsteller, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East Suite 4000

Los Angeles, CA 90067-3026

(310) 552-8566

This Application (including Exhibits)

consists of 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of ZSCALER, INC. 120 Holger Way San Jose, California 95134 File No. 812-15188	AMENDMENT NO. 4, AND RESTATEMENT OF, APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT ZSCALER, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I. SUMMARY OF RELIEF REQUESTED

Zscaler, Inc. (“Zscaler” or the “Company”) hereby files this application (this “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission,” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (15 U.S.C. §§80a-1 et seq.), as amended (the “1940 Act”), finding and declaring that Zscaler is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Zscaler as an operating company that, directly and through its wholly-owned subsidiaries, is currently engaged in the business of providing, improving, and developing cloud security solutions to businesses.

The Company historically has relied on an exemption from registration under 1940 Act Rule 3a-8 but expects that such reliance will become impracticable, as its R&D expenses have and likely will continue to decline relative to its increasing sales, marketing, and other operating expenses. Over the past six years, those expenses have fluctuated between 25% (for fiscal year 2021) and 22% (for fiscal year 2018) of total expenses (including cost of revenue) and are expected to decrease relative to total expenses over time. As a result, the Company may not predictably meet the requirement of Rule 3a-8 that its R&D expenses are a “substantial” portion of its operating expenses (including cost of revenue and goods sold).1 As such, Zscaler is filing this Application pursuant to Section 3(b)(2) of the 1940 Act to confirm its clear status as an operating company and not as an “investment company.”

1

Among other things, Rule 3a-8 under the 1940 Act requires that a company relying on it have R&D expenses, for the last four fiscal quarters combined, that are a “substantial percentage” of the company’s total expenses for the same period. In the adopting release to Rule 3a-8, the Commission left the term “substantial” unquantified, noting that a majority of expenses devoted to R&D certainly would be “substantial” and, under the facts and circumstances, less than a majority could be “substantial” for purposes of the rule. See Investment Company Act Release 26077 (June 16, 2003) (adopting Rule 3a-8). A little more than four years after adopting Rule 3a-8, the Commission staff granted no-action relief to a company relying on Rule 3a-8 where its R&D expenses were 20% of overall expenses. See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007). This 20% benchmark (the “20 Percent Threshold”) serves generally as an industry “bright line,” with the implication that R&D expenses below the 20% Threshold may not be substantial.

Section 3(a)(1) of the 1940 Act sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).2

Zscaler does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Zscaler would not be an investment company on that basis, and this Application does not address this aspect of the definition of “investment company.”

This Application does address the Business Test and the Asset Test, as applied to the Company’s historical and intended operations. Briefly, Zscaler holds on its balance sheet “investment securities,” as defined in the 1940 Act as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act.3 As of July 31, 2022 and April 30, 2023, the value of Zscaler’s investment securities constituted approximately 27.7% and 27.9%, respectively, of the value of Zscaler’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As noted above, historically the Company has relied on Rule 3a-8. Because of its concerns about compliance with Rule 3a-8, however (and specifically the test for whether R&D expenses will predictably be “substantial” because they remain over the 20% Threshold), Zscaler has limited its investment securities so that it does not currently meet the definition of an investment company under the Asset Test. Doing so has meant keeping significant amounts of cash out of safe, highly liquid Capital Preservation

Instruments, and instead holding assets that are not investment securities for purposes of the Asset Test (e.g., registered money market funds and government securities). These investments are not, in the Company’s view, the most effective way to manage its current and future cash reserves.

2	15 U.S.C. §80a-3(a)(1).
3	15 U.S.C. §80a-3(a)(2).

Zscaler holds investment securities primarily because, like other high-growth technology companies that primarily provide technology services to customers, Zscaler’s business is highly capital intensive, requires R&D of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Zscaler maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Zscaler’s cloud-based services and technology business. Zscaler’s holdings are conservative Capital Preservation Instruments4 necessary to finance the Company’s R&D and cloud-based services and technology business.

Additionally, like similarly situated technology companies, Zscaler has developed significant intangible assets, such as internally generated intellectual property, that may not appear on a balance sheet prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). While Zscaler believes its intellectual property is a valuable asset, valuing such internally-developed intellectual property is difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders, or business partners—may not accept investment company status representations based on unconsolidated calculations that rely on Zscaler’s own valuation of those assets.

The Company believes the requested order is warranted because it is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities, directly and through its majority-owned subsidiaries, within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act. As discussed below, the Company believes that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue and income demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading securities. The Company thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the 1940 Act.

4

“Capital Preservation Instruments” refers collectively to any cash items and securities that are held for the purpose of conserving Zscaler’s capital and liquidity until they are used by Zscaler to support its business (as such business is described in this Application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, government securities (as defined in Section 2(a)(16) of the 1940 Act), securities of money market funds registered under the 1940 Act, and other cash items, but excluding investments in equity or speculative instruments.

II. STATEMENT OF FACTS

A. Overview of Zscaler’s Business and Operations

The Company was incorporated in Delaware in September 2007 as SafeChannel, Inc., and in August 2008, the Company changed its name to Zscaler, Inc. Zscaler is a cloud security company that developed a platform incorporating core security functionalities needed to enable users to safely utilize authorized applications and services based on an organization’s policies. Zscaler’s solution is a purpose-built, multi-tenant, distributed cloud platform that secures access for users and devices to applications and services, regardless of location. Zscaler delivers Zscaler’s solutions using a software-as-a-service (“SaaS”) business model and sells subscriptions to customers to access Zscaler’s cloud platform (the “Platform”), together with related support services. Zscaler conducts business worldwide, with presence in North America, Europe and Asia. Zscaler’s headquarters are in San Jose, California.

As of April 30, 2023, Zscaler had market capitalization of approximately $13.1 billion, approximately145.9 million shares of common stock outstanding.

As of April 30, 2023, the Company has 27 wholly-owned subsidiaries, one of which holds investment securities.5 The subsidiaries generally engage in sales and marketing or R&D activities in their respective jurisdictions.

5

The Company’s subsidiaries include ZSC Holdings Limited, a Delaware corporation, Zscaler Government Solutions, LLC, a Delaware limited liability company; Zscaler Canada Ltd., a company formed under the Business Corporations Act (British Columbia) ; Zscaler UK Ltd., a company formed under the laws of the United Kingdom; Zscaler France SARL, a company formed under the laws of France; Zscaler Germany GmbH, a company formed under the laws of Germany; Zscaler Spain, SLU, a company formed under the laws of Spain; Zscaler Sweden AB, a company formed under the laws of Sweden; ; Zscaler Softech India Private Limited, a company formed under the laws of India; Zscaler KK, a company formed under the laws of Japan; ; Zscaler Australia Pty. Limited, a company formed under the laws of Australia; Zscaler Israel Ltd., a company formed under the laws of Israel; Zscaler Netherlands BV a company formed under the laws of Netherlands; Zscaler Switzerland GmbH a company formed under the laws of Switzerland, Zscaler Costa Rica, S.A., a company formed under the laws of Costa Rica, Zscaler Austria GmbH, a company formed under the laws of Austria, Zscaler Brasil, Ltda, a company formed under the laws of Brazil, Zscaler Technologies Mexico, SRL, a company formed under the laws of Mexico, Canonic Israel Ltd, a company formed under the laws of Israel, Canonic Inc. a Delaware corporation, Edgewise Networks, Inc., a Delaware corporation, Smokescreen, Inc. a Delaware corporation, Smokescreen India Private Limited, a company formed under the laws of India, Shiftright Systems India LLP, a limited liability partnership formed under the laws of India, Shifright, LLC, a Delaware limited liability company, and Priatta LLC, a Delaware limited liability company.

The Company has never sold any subsidiaries and has not secured (and does not intend to secure) control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that the Company may in the future make strategic investments in other companies, such investments will not be for speculative purposes or for purposes of earning high rates of return. Instead, the Company expects to engage in strategic investments, if at all, for the purpose of acquiring companies or interests in companies whose businesses are complementary to that of the Company and its mission and where ownership of such a company supports Zscaler’s overall business strategy. Rule 3a-8(a)(4)(i) and (ii) contemplate such types of strategic investment business decisions, and the Company would expect to comply with the rule if it makes “other investments” that are not Capital Preservation Instruments.

In March 2018, the Company conducted an initial public offering (“IPO”) in which it issued and sold common stock for net proceeds of $205.3 million, after deducting underwriting discounts and commissions and offering costs. Following its IPO, the Company issued Convertible Senior Notes in June 2020 in the principal amount of $1.15 billion (collectively, the “Notes”).

B. Corporate governance

The Company’s business and affairs are managed under the direction of its Board of Directors. Zscaler’s Board of Directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Zscaler’s executive officers and directors are accomplished individuals with experience and credentials well-suited to managing the Company’s business and affairs.

1. Executive officers

Jagtar (Jay) Chaudhry is Zscaler’s co-founder and has served as Zscaler’s chief executive officer and as chairman of Zscaler’s board of directors since September 2007. Mr. Chaudhry holds an M.B.A. and an M.S. in electrical engineering and industrial engineering from the University of Cincinnati and a B. Tech in electronics engineering from the Indian Institute of Technology (Banaras Hindu University) Varanasi.

Remo Canessa has served as Zscaler’s chief financial officer since February 2017. Prior to joining the Company, he served as chief financial officer of Illumio Inc., a private cybersecurity company, from July 2016 to February 2017. Prior to joining Illumio, from October 2004 to April 2016, Mr. Canessa served as chief financial officer and an advisor to Infoblox Inc., a network control, network automation and domain name system security company. Mr. Canessa is a certified public accountant (inactive), and he holds a B.A. in economics from the University of California, Berkeley and an M.B.A. from Santa Clara University. Mr. Canessa previously served on the board of directors of Aerohive Networks, Inc., a cloud-managed mobile networking platform provider, where he was chairman of the audit committee and a member of the compensation committee.

Syam Nair has served as Zscaler’s chief technology officer and executive voce president of research and development, since May 2023, where he leads the Company’s product development and research organization. He previously served as a product and an engineering executive for both Salesforce, from June 2017 to May 2023, and Microsoft, from November 2010 to June 2017. Mr. Nair holds a M.S. in Computer Science and Applications from Goa University, India, and an M.B.A. from Kelley School of Business at Indiana University.

Dali Rajic has served as Zscaler’s chief operating officer since January 2022. He previously served as Zscaler’s president, go-to-market and chief revenue officer from September 2019, with worldwide responsibility for all aspects related to revenue growth and go-to-market strategy and the continued evolution of Zscaler’s customer success-focused initiatives. Prior to joining the Company, he served as chief customer officer from February 2018 and as chief revenue officer from August 2016 to September 2019 at AppDynamics, Inc., an application performance management company and subsidiary of Cisco Systems, Inc. From April 2012 to August 2016, Mr. Rajic served in multiple sales executive roles at AppDynamics. From February 2009 to March 2012, he served in various sales executive roles at BMC Software, Inc., a computer software company. Mr. Rajic holds a B.S. in international marketing from California State Polytechnic University, Pomona and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Robert Schlossman has served as Zscaler’s chief legal officer since February 2016. Prior to joining the Company, he served as the chief legal officer at Lucid Motors Inc., an electric car company, from May 2015 to January 2016. Prior to joining Lucid Motors, from March 2010 to August 2014, Mr. Schlossman served as the chief legal and administrative officer at Aptina Inc., a provider of imaging solutions, which was acquired by ON Semiconductor Corporation. Mr. Schlossman holds a J.D. from the University of California, Berkeley School of Law, as well as an M.A. and B.A. in English from Stanford University.

2. Non-employee directors

Karen Blasing has served as a member of Zscaler’s board of directors since January 2017. Ms. Blasing served as the chief financial officer of Guidewire Software, Inc. from 2009 to March 2015. Prior to 2009, Ms. Blasing served as the chief financial officer for Force10 Networks, Inc. and as the senior vice president of finance for salesforce.com, and she also served as chief financial officer for Nuance Communications, Inc. and Counterpane Internet Security, Inc. and held senior finance roles for Informix Corporation (now IBM Informix) and Oracle Corporation. She currently serves as a director of Autodesk, Inc., a multinational software corporation, where she serves as a member of the audit committee, and previously served as a director of Ellie Mae, Inc. Ms. Blasing holds a B.A. in economics and business administration from the University of Montana and an M.B.A. from the University of Washington.

Andrew Brown has served as a member of Zscaler’s board of directors since October 2015. Mr. Brown has served as chief executive officer of Sand Hill East LLC, a strategic management, investment and marketing services firm, since February 2014. Since 2006, he has also been the chief executive officer and co-owner of Biz Tectonics LLC, a privately held consulting company. From September 2010 to October 2013, Mr. Brown served as group chief technology officer of UBS Securities LLC, an investment bank. From 2008 to 2010, he served as head of strategy, architecture and optimization at Bank of America Merrill Lynch, the corporate and investment banking division of Bank of America. From 2006 to 2008, Mr. Brown served as chief technology officer of infrastructure at Credit Suisse Securities (USA) LLC, an investment bank. He currently sits on the board of directors of Guidewire Software, Inc., a provider of software products for property and casualty insurers, where he serves as a member of the compensation committee, and Pure Storage, Inc., or Pure Storage, an enterprise level data storage company, where he serves as a member of the compensation committee. Mr. Brown holds a B.S. (Honors) in chemical physics from University College London.

Scott Darling has served as a member of Zscaler’s board of directors since November 2016. Mr. Darling has served as president of Dell Technologies Capital, the corporate development and venture capital arm of Dell Technologies Inc., since September 2016. Prior to joining Dell Technologies upon its acquisition of EMC Corp., Mr. Darling was president of EMC Corporate Development and Ventures from March 2012 to September 2016, and in such role he was responsible for EMC’s business development and venture capital investment activity. Prior to joining EMC, Mr. Darling was a general partner at Frazier Technology Ventures II, L.P., which he joined in 2007, and was vice president and managing director at Intel Capital Corp., the venture capital arm of Intel Corporation, from 2000 to 2007. Mr. Darling previously served on the board of directors of DocuSign Inc., a provider of electronic signature technology and digital transaction management services. Mr. Darling holds a B.A. in economics from the University of California at Santa Cruz and an M.B.A. from the Stanford University Graduate School of Business.

Charles Giancarlo has served as a member of Zscaler’s board of directors since November 2016. Mr. Giancarlo has served as chief executive officer of Pure Storage since August 2017. From January 2008 until October 2015, Mr. Giancarlo was a managing director and then strategic advisor of Silver Lake Partners, a private investment firm that focuses on technology, technology-enabled and related growth industries. From May 1993 to December 2007, Mr. Giancarlo served in numerous senior executive roles at Cisco Systems, Inc., a provider of communications and networking products and services, ultimately as the executive vice president and chief development officer from May 2004 to December 2007. Mr. Giancarlo currently serves on the boards of directors of Arista Networks, Inc., a manufacturer of networking products, where he serves as a member of the compensation committee and the nominating and corporate governance committee, and Pure Storage. He previously served on the boards of directors of Accenture plc, Avaya, Inc., Imperva, Inc., ServiceNow, Inc., Netflix, Inc. and Tintri, Inc. Mr. Giancarlo holds a B.S. in electrical engineering from Brown University, an M.S. in electrical engineering from the University of California, Berkeley and an M.B.A. from Harvard Business School.

Eileen Naughton has served as a member of Zscaler’s board of directors since September 2021. She has served as the Chief People Officer and Vice President of People Operations at Google, Inc. from September 2016 to January 2021. Prior to September 2016, Ms. Naughton served in a variety of senior roles at Google dating back to 2006, including as Vice President and Managing Director for Google UK & Ireland and Vice President of Global Sales. Prior to joining Google in 2006, Ms. Naughton held a number of executive positions at Time Warner, including president of TIME Magazine. Ms. Naughton previously served on the board of directors of L’Oreal S.A. and The XO Group. Ms. Naughton holds a Bachelor of Arts in international relations from the University of Pennsylvania, a Master of Arts from the Lauder Institute and a Master of Business Administration from the University of Pennsylvania.

David Schneider has served as a member of Zscaler’s board of directors since January 2020. He has served as president, emeritus of ServiceNow, Inc., a cloud computing company, since July 2020. Mr. Schneider previously served as ServiceNow’s president, global customer operations from January 2019 to July 2020, as chief revenue officer from June 2014 to January 2019 and as senior vice president of worldwide sales and services from June 2011 to May 2014. From July 2009 to March 2011, Mr. Schneider served as senior vice president of worldwide sales of the backup recovery systems division of EMC Corporation, a computer storage company acquired by Dell Technologies Inc. From January 2004 to July 2009, Mr. Schneider held senior positions at Data Domain, Inc., a data archiving and deduplication company acquired by EMC, most recently as Senior Vice President of Worldwide Sales. Mr. Schneider holds a B.A. in political science from the University of California, Irvine.

Amit Sinha, Ph.D has served as a member of Zscaler’s board of directors since May 2017. Dr. Sinha has served as the chief executive officer and president, and as a board member of DigiCert, Inc., a global provider of digital trust solutions, since October 2022. He was previously served as out president of research and development, operations and ustomer ervice from July 2019to October 2022, and was Zscaler’s chief technology officer from December 2010. He previously served as our executive vice president of engineering and cloud operations from October 2013 to July 2019. Dr. Sinha holds a Ph.D. and an M.S. in electrical engineering and computer science from the Massachusetts Institute of Technology, and a B. Tech in electrical engineering from the Indian Institute of Technology, Delhi.

C. Zscaler’s Business and State of the Market

The Company is in the business of providing a cloud-based suite of information security solutions to its customers, as its main activities, products, and capital structure make clear. Importantly, companies in the cloud software industry, such as Zscaler, generally need significant liquid capital to finance operations and the costs of software-focused R&D. The company delivers four integrated and comprehensive solutions to its customers using the Platform, the Zscaler Trust Exchange:

•	Secure access to the internet and SaaS with Zscaler Internal Access;

•	Secure access to internal applications with Zscaler Private Access;

•	Management and enhancement of the user-to-application experience with Zscaler Digital Experience; and

•	Workload Segmentation.

The cloud computing industry is a competitive and capital-intensive industry, and, as a result, Zscaler needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations and capital expenditures, including those related to scaling efforts. It is important for Zscaler to scale its business in order to achieve operating leverage, better support its existing and new customers, and continue to innovate effectively.

As noted above, the Company has never sold any subsidiaries and has not secured, and does not intend to secure, control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that Zscaler may in the future make strategic investments in other companies as part of its scaling efforts, such investments will not be for speculative purposes or for purposes of earning high rates of return, and the Company would expect to comply with the requirements of Rule 3a-8(a)(4)(i) and (ii) if it makes “other investments” that are not Capital Preservation Instruments. As of the date of this Application, the Company holds no strategic investments in other companies.

1. Product portfolio and Anticipated Growth

Zscaler’s primary product portfolio was built to provide cloud-based information security solutions to its customers. The Company delivers four integrated and comprehensive solutions to its customers using its Zscaler Zero Trust Exchange platform:

•	Secure access to the internet and SaaS with Zscaler Internet Access;

•	Secure access to internal applications with Zscaler Private Access;

•	Management and enhancement of the user-to-application experience with Zscaler Digital Experience; and

•	Protection for public cloud workloads, servers and internet of things, or IoT, devices with Zscaler Cloud Protection or ZCP.

The growing use of the internet and the increasing adoption of the cloud and mobility are driving network and application transformation. As a provider of a fully integrated, multi-tenant cloud security solution, we enable our customers to accelerate this secure transformation to the cloud and believe we are uniquely positioned to maximize value as they undertake these transitions. Key elements of our growth strategy include:

•

Continue to win new customers. We believe that we have a significant opportunity to expand our customer base, both in the United States and internationally. We have invested significantly in our sales and marketing organization to execute against this opportunity.

•

Expand in existing customers. We leverage a land-and-expand approach with our existing customers to sell subscriptions for additional users, additional solutions and premium solution bundles that contain more functionality.

•

Leverage channel partners to participate in cloud transformation initiatives. We have invested in establishing long-standing relationships with global telecommunications service providers and are expanding our network of global system integrators and regional telecommunications service providers and cloud-centric value-added resellers and public cloud marketplaces.

•

Expansion and innovation of services. We continue to invest in research and development and acquire new technologies and products in order to add new and differentiated solutions to our existing product portfolio and to improve the overall functionality, reliability, availability and scalability of our cloud security platform.

•

Expansion into additional market segments. We are primarily targeting the expansion of our immediate addressable market, emphasizing U.S. federal government agencies in the near- to medium-term as well as additional international markets in the Asia Pacific and Latin America regions.

2. Competitive Market

The market for security solutions is defined by changing technologies, an evolving threat landscape and complex enterprise needs. Our competitors and potential competitors include legacy on-premises appliance vendors across a number of categories and new entrants into the network security market.

The principal competitive factors in the markets in which we operate include:

•	delivering security from the cloud regardless of location of the user;

•	platform features, effectiveness and extensibility;

•	platform reliability, availability and scalability;

•	rapid development and delivery of new capabilities and services;

•	ability to integrate with other participants in the security and networking ecosystem;

•	price, total cost of ownership and network cost savings;

•	brand awareness, reputation and trust in the provider’s services;

•	strength of sales, marketing and channel partner relationships; and

•	quality of customer support.

Zscaler needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations, capital expenditures, including those related to scaling efforts and other developments. For example, it is important for Zscaler to scale its business in order to achieve operating leverage, better support its customers and continue to innovate effectively.

3. Intellectual Property, Product Pipeline, and Need for Capital Reserves

Our success depends in part on its ability to develop, protect, and use its core technology and intellectual property rights. The Company relies on a combination of patents, copyrights, trademarks, trade secrets, know-how, contractual provisions, and confidentiality procedures to protect its intellectual property rights. As of July 31, 2022, we had 340 issued patents and pending patent applications, including 155 issued patents, in the United States and other countries. These patents and patent

7

For GAAP purposes, the term “cost of revenue” refers to the total cost of manufacturing and delivering a product or service to consumers; it is designed to represent the direct costs associated with producing the goods and services the company sells. Companies that primarily provide services often use the “cost of revenue” metric rather than “cost of goods sold” because it is a more comprehensive account of the various costs associated with selling a good or service; cost of revenue, unlike cost of goods sold, also includes costs incurred to generate a sale outside of production. Like costs of goods sold, cost of revenue is subtracted from revenue to derive the Company’s gross profit. Zscaler’s cost of revenue consists primarily of expenses that are directly related to providing services to paying customers. These expenses include expenses related to operating in co-location facilities; network and bandwidth costs; depreciation of equipment located in co-location facilities; certificate authority services costs for paying customers (which create certificates used to create secure connections to a server via the Internet); related overhead costs; the amortization of capitalized internal-use software; and the amortization of acquired developed technologies. Cost of revenue also includes employee-related costs, including salaries, bonuses, benefits, and stock-based compensation for employees whose primary responsibilities relate to supporting paying customers. Other costs included in cost of revenue include credit card fees related to processing customer transactions and allocated overhead costs.

applications seek to protect our core technology and intellectual property rights. In addition, the Company has registered “Zscaler” as a trademark in the United States and other jurisdictions and it has filed other trademark applications in the United States. Zscaler is also the registered holder of a variety of domestic and international domain names that include “Zscaler” (including “Zscaler.com”).

Zscaler’s R&D personnel are responsible for the design, development, testing, and delivery of the Company’s global network and products. As of April 30, 2023, Zscaler had 1,528 employees, or 26 % of Zscaler’s total headcount, within the Company’s R&D team. One group works closely with Zscaler’s product management organization to improve, refine and expand its existing products, while a second builds greenfield opportunities that aim to expand Zscaler’s market reach. Zscaler’s research team is also focused on ensuring that its network, products, and customers are secured with the latest cryptography.

It is important for Zscaler’s business to maintain a substantial cash position. There are a number of business reasons for maintaining a substantial cash position, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address fluctuations in annual and quarterly results, strategic acquisitions and the need to fund Zscaler’s research and development activities.

D. Zscaler’s Liquidity and Capital Resources

Zscaler generates revenue primarily from sales of subscriptions to access its Platform, together with related support services. The Company also generates an immaterial amount of revenue from professional and other services, which consist primarily of fees associated with mapping, implementation, network design and training. The Company’s subscription pricing is calculated on a per-user basis. Zscaler recognizes subscription and support revenue ratably over the life of the contract, which is generally one to three years. Typically, Zscaler does not sell tangible products and, accordingly, it does not carry inventory on its consolidated balance sheets.

E. Financing of Zscaler’s Business

Zscaler requires significant liquid capital primarily to: (i) fund R&D for new products and services, (ii) advance the commercialization of its business, (iii) otherwise fund its operations, and (iv) make other capital expenditures in keeping with the growth of the Company’s cloud-based services and technology business.

1. R&D Activities

Zscaler needs to maintain substantial cash reserves to fund its R&D activities. The cloud computing industry is intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Zscaler expects competition to continue, from both current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.

It is anticipated that R&D expenses will continue to increase over time in absolute terms at Zscaler. However, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), particularly as overall expenses increase with the marketing of the Company’s products and efforts to service and build the Company’s customer base and further commercialize its business. The Company’s R&D expenses therefore, although increasing in absolute terms, will likely decline as a ratio of overall expenses and may not be “substantial” as a ratio of total expenses. Thus, as the Company becomes more commercially successful, the proportion of funds the Company devotes to R&D expenses, relative to total expenses (including cost of revenue), is likely to eventually fall below the 20% industry “bright line” provided in staff guidance regarding when R&D expenses are “substantial” under Rule 3a-8.8

The table below depicts the Company’s R&D expenses for fiscal years 2017 through 2022 and for the nine months ended April 30, 2023, the change in R&D expenses from year to year, and R&D expenses over the Company’s total expenses over the same period, in each case as of the end of such fiscal year or period.

Fiscal Year or Period	R&D Expenses		Change from Prior		R&D Expense as % of Total Expenses*
	(in thousands)
2017	$30,383				25%
2018	$34,809		15%		22%
2019	$55,466		59%		24%
2020	$86,814		57%		23%
2021	$153,219		76%		25%
2022	$241,615		58%		24%
2023	$190,191	**	6	%***	21%**

*

“Total Expenses” includes the sum of cost of sales, and operating expenses (including R&D, general and administrative, and sales and marketing expenses), all as disclosed on Zscaler’s unconsolidated statements of operations.

**	This figure for 2023 is for the nine months ended April 30, 2023.
***	Comparison is made to the nine months ended April 30, 2022.

8	See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. Avail. July 12, 2007).

2. Sales and Marketing and Other Operating Expenses

Because Zscaler is a new and growing public company, generating revenue from new products and services that emerge from Zscaler’s R&D activities will require increasing other expenses as well, including expenses related to sales and marketing, the administration of a rapidly expanding employee base, and other administrative expenses. In particular, the Company has and likely will in the future continue to incur more sales and marketing expenses on an absolute basis as the Company grows its business with the products it has brought to the market from its R&D activities.

The table below depicts Zscaler’s sales and marketing expenses on an unconsolidated basis for fiscal years 2017 through 2022 and for the nine months ended April 30, 2023, as well as changes in these expenses year over year, in each case as of the end of such fiscal year or period.

Fiscal Year or Period	Sales and Marketing Expenses		Change from Prior
	(in thousands)
2017	$49,410
2018	$66,135		34%
2019	$102,181		55%
2020	$167,784		64%
2021	$280,045		67%
2022	$490,584		75%
2023	$465,191	*	30%**

*	This figure for 2023 is for the nine months ended April 30, 2023.
**	Comparison is made to the nine months ended April 30, 2022. **

The Company’s increased marketing costs are consistent with the corporate development of companies in Zscaler’s industry: Now that it has reached a point in which it has developed a mature suite of products and services, it is investing in sales and marketing in order to ramp up sales of those products and services. The Company expects this trend to continue, and as a result expects that the Company’s R&D expenses will continue to comprise a smaller and smaller portion of overall expenses.

3. Capital Expenditures and Need for Significant Cash

It is important for Zscaler’s business that it maintain a substantial cash position. As discussed above, there are a number of business reasons for this, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address any fluctuations in annual and quarterly results, strategic acquisitions, and the need to fund Zscaler’s R&D and sales and marketing activities.

In addition, managing the Company’s growth requires significant capital expenditures to build out its valuable management and employee resources. Setting aside the Company’s ongoing development of new projects, the number of customers, users, and requests on the network also has increased rapidly in recent years, meaning operationally the Company has had to hire more employees to manage those requests and service customers. The employee headcount grew from 1,050 as of July 31, 2018, to 1,480 as of July 31, 2019, to 2,020 as of July 31, 2020, to 3,153 as of July 31, 2021, to 4,975 as of July 31, 2022, and to 5,856 as of April 30, 2023.

The table below shows the Company’s increases in net capital expenditures over the past six years, as of the end of each fiscal year from 2017 through 2022 and for the nine months ended April 30, 2023. As discussed above, the cloud computing industry is a competitive and capital-intensive industry, and, as a result, Zscaler needs to maintain a substantial cash position that is available without significant restrictions for ongoing operations and capital expenditures, including those related to scaling. Zscaler also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business.

Fiscal Year or Period	Net Capital Expenditures	Change from Prior
	(in thousands)
2017	$8,174
2018	$15,170	86%
2019	$28,682	89%
2020	$51,809	81%
2021	$58,297	13%
2022	$90,580	55%
2023	$94,089	51%*

*	Comparison is made to the nine months ended April 30, 2022.

This is typical of changes that companies with significant R&D activities experience over time, as they move from primarily developing to monetizing products, services, and technologies through expanded sales and marketing efforts, customer service, production, and other administrative support services, while continuing to research and develop enhancements to the products and services they sell and develop new ones.

F. Zscaler’s Cash Management Practices

As noted, Zscaler has financed operations primarily through offerings of its debt and equity securities, but ultimately seeks to generate cash from operations to support its business. To the extent it makes investments, the Company does so predominantly to preserve the capital necessary to fund R&D and operations. The Company believes it makes prudent investments in Capital Preservation Instruments for purposes of funding its operations, and to this end, the Company’s investment strategy is to preserve capital and maintain liquidity, pending the use of capital for its current and future operations, while achieving a reasonable rate of return that is expected to be greater than the return obtainable by investing exclusively in cash items and government obligations. The Company does not invest in securities for short-term speculative purposes.

The Company’s investment strategy is designed to provide liquidity and safety of principal, while striving to achieve the highest rate of return consistent with these two objectives and provides for investments in which the Company has the ability and intent, if necessary, to liquidate for purposes of financing the Company’s current operations. Thus, when it makes securities investments in Capital Preservation Instruments, Zscaler invests in fixed-income securities that are rated investment-grade because they have ratings of A or higher. Zscaler will not invest more than 10% of its total assets in “investment securities” that are not Capital Preservation Instruments, including investments made as part of Zscaler’s corporate development strategy.9

9

For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Zscaler should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

G. Revenue and Net Income

The Company recognizes substantially all of its revenues from fees based on subscriptions and support. For the nine months ended April 30, 2023, the Company’s revenues were $1,161.9 million, which represents a substantial increase from the $1,090.9 million it recognized during the fiscal year ended July 31, 2022, the $673.1 million the Company recognized during the same year end period in 2021 and the $431.3 million it recognized during the same year end period in 2020. These amounts derived almost exclusively (97%-99%) from subscription and customer support fees charged by Zscaler for its services to its customers. The Company anticipates that fees will remain a particularly significant driver of revenue based on its customer contracts.

For the nine months ended April 30, 2023, the Company earned $39.1 million of net investment income from its investment securities (which consisted entirely of Capital Preservation Instruments), an increase from the fiscal year ended July 31, 2022, when the Company recognized net investment income of approximately $4.6 million. The 2022 figure in turn represented an approximately $1.8 million increase from the fiscal year ended July 31, 2021, and an approximately $3.7 million decrease from the fiscal year ended July 31, 2020. The changes in net investment income have resulted from changes in interest rates.

Net investment income is limited and has continued to be less than 3.5% of revenues, and the net investment income attributed to Capital Preservation Instruments was approximately 15% of the Company’s expenses attributable to R&D. 10 The Company expects investment income to decline even further as a percentage of revenues as the market for Zscaler’s products expands.

III. REASON FOR REQUESTING RELIEF

As the evidence above bears out, Zscaler, since inception, has actively engaged in the business of developing and providing cloud-based information security solutions. In order to compete successfully in its market sector, the Company requires capital to finance its R&D, secure intellectual property, conduct marketing, support services, and market its products and services. To this end, the Company directly holds “investment securities” on its balance sheet, which historically, and recently (at 27.9% as of April 30, 2023), account for a significant portion of the Company’s total assets on an unconsolidated basis (exclusive of government securities and cash items), as prescribed by the Asset Test. The Company currently complies with the Asset Test because of uncertainty regarding its ongoing R&D expenses and ability to comply with Rule 3a-8. Doing so, however, materially limits the Company’s ability to invest in Capital Preservation Instruments.

Because of the nature of the Company’s business and investments, it has historically relied on Rule 3a-8 under the 1940 Act in not registering with the Commission as an investment company. Rule 3a-8 prescribes an exclusion from the definition of “investment company” in recognition that R&D companies may exceed the 40% threshold of the Asset Test, because of their need to invest a significant portion of their capital in securities for purposes of financing their R&D and operational activities. Rule 3a-8 sets forth seven conditions for reliance. These conditions require that: (i) R&D expenses be “substantial” in comparison to overall expenses for the previous four quarters combined; (ii) net

10

The relation of net investment income to R&D expenses complies with Rule 3a-8. Rule 3a-8 requires that net income derived from investments in securities not exceed twice the amount of a company’s R&D expenses. 17 C.F.R. §270.3a-8(a)(2).

income from securities investments not exceed twice the amount of R&D expenses over the same period; (iii) expenses for investment management activities, investment research and custody, for the last four fiscal quarters, combined, not exceed 5% of a company’s total expenses for the same period; (iv) any securities investments be predominantly in “capital preservation investments” based on prescribed characteristics denoting preservation versus speculation; (v) a company not hold itself out as being in the business of investing, reinvesting, and trading in securities; (vi) the historical and current business of a company reflect activities other than investing, reinvesting, owning, holding, and trading in securities; and (vii) a company’s Board of Directors adopt a policy reflecting the capital preservation nature of a company’s securities investments.

The Company believes it complies with all the conditions of Rule 3a-8, but has raised concerns over (a) whether condition (i) above continues to be practical in light of changes to the Company’s overall expenses in connection with the increase of customer subscriptions and support services, and (b) whether, given the growth of the its overall expenses, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), especially during times when R&D expenses remain steady or do not increase proportionately with the Company’s overall expenses, in particular due to the increases in the Company’s sales and marketing expenses and net capital expenditures detailed above. Based on these changes, R&D expenses, as a ratio of total expenses, is expected to decline as a percentage of the Company’s total expenses.

Because Rule 3a-8 does not prescribe an absolute-dollar test or a specific “bright-line” to determine when R&D expenses are “substantial” relative to overall expenses, it is difficult to conclude with absolute certainty when R&D is a substantial expense for the Company. The Commission staff, on the other hand, has explicitly agreed that a 20% ratio would be substantial for purposes of the rule,11 thus potentially suggesting that R&D expenses at a lower rate may not be “substantial,” and thus outside of the rule, notwithstanding the amount devoted to R&D in absolute dollars. As a result, Zscaler’s continued ability to rely on Rule 3a-8 has become uncertain.

Although the Company believes it still complies with Rule 3a-8, it now seeks an order from the Commission under Section 3(b)(2) of the 1940 Act declaring that Zscaler is an operating company, and not an “investment company,” in anticipation of such time as when it no longer complies. The requested order, if granted, would provide much needed certainty for Zscaler and permit it to continue managing its balance sheet consistent with prudent investment guidelines for purposes of preserving capital to finance future R&D programs and the successful distribution of new cloud security products and future products, all of which are consistent with the Company’s strategic mission of continuing to be the leader in cloud-based information security solutions.

11	Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007.

As the discussion below shows, Zscaler is not and does not hold itself out as being, and does not propose to, engage primarily in the business of “investing, reinvesting, or trading in securities” within the meaning of the Business Test and is not engaged and does not propose to engage in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Asset Test. Therefore, Zscaler submits this Application for an order pursuant to Section 3(b)(2) of the 1940 Act to confirm that Zscaler is not an “investment company” and to resolve any uncertainty as to the Company’s status under the 1940 Act.

IV. DISCUSSION

A. Introduction

Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

The Company qualifies for such an order because its business consists of developing, testing, and marketing Zscaler’s suite of cloud security solutions directly and through its majority-owned subsidiaries. That is the Company’s sole business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in certain securities exceeding 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Pursuant to Section 3(a)(1)(C) of the 1940 Act, the Company technically “fails” the Asset Test and therefore may be an “investment company” absent an exclusion or exemption.

Because of the extent of the Company’s securities holdings, it has historically relied on the exclusion from the definition of “investment company” in Rule 3a-8 under the 1940 Act, and continues to rely on it, although with less certainty in light of significantly increased sales and marketing expenses and net capital expenditures necessary to develop, provide, and support the Company’s suite of cloud security solutions. That is, the ratio of R&D expenses to overall expenses has fluctuated somewhat more recently, as the technology industry’s demand has moved away from on-premise hardware to cloud security solutions through a subscription model with Zscaler, and is anticipated to decrease over time.

The Company’s business has not, however, fundamentally changed. The Company continues to be primarily engaged in business as an operating company focused on developing, providing, and supporting its suite of cloud security solutions. It is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities. Instead, it is experiencing the changes that companies with significant R&D activities often experience over time, as they move from solely or primarily developing products and services to monetizing those products and services.

B. Definition of Investment Company

A company is an “investment company” and required to register with the Commission if it is an “issuer”12 and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,”13 or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.”14

Section 3(a)(2) defines “investment securities” as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7) of the 1940 Act].” The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 under the 1940 Act that seek to maintain a stable net asset value equal to $1.00 per share.15 Section 2(a)(16) defines “government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality.16 The Company’s cash items include assets held in bank deposits, and shares of money market funds qualified under Rule 2a-7, and the Company’s government securities include U.S. Treasury securities and U.S. governmental agency securities; therefore, those holdings are subtracted from the Asset Test calculation.

Notwithstanding the application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”17 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries. Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.18 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.

12

Section 2(a)(22) of the 1940 Act defines “issuer” for these purposes to mean any natural person or company that “issues or proposes to issue any security, or has outstanding any security which is issued. 15 U.S.C. §80a-2(a)(22). Zscaler is an issuer because, as of February 10, 2022, it had 324,076,375 shares of common stock outstanding.

13	15 U.S.C. §80a-3(a)(1)(A).
14	15 U.S.C. §80a-3(a)(1)(C).
15	Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000).
16	15 U. S.C. §80a-2(a)(16).
17	15 U.S.C. §80a-3(b)(1).
18

The Commission has recognized that “a determination under Section 3(b)(2) ... that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Zscaler is not an investment company.

C. Application of the Tonopah Mining Test

1. Historical Development of Zscaler

Zscaler was incorporated in 2007, during the early stages of cloud adoption and mobility, based on a vision that the internet would become the new corporate network as the cloud becomes the new data center. Zscaler predicted that with rapid cloud adoption and increasing workforce mobility, traditional perimeter security approaches would provide inadequate protection for users and data and an increasingly poor user experience. Zscaler pioneered a security cloud that represents a fundamental shift in the architectural design and approach to network security. Much of Zscaler’s growth has occurred in recent years.

The Company’s operating history clearly shows that it primarily engages in the development and operation of its Platform, not in the business of investing, reinvesting, owning, holding and trading in securities.

2. Zscaler’s Public Representations of Policy

Zscaler has been consistent in its press releases, marketing materials and website that it is engaged in the business of operating its Platform. Zscaler’s offering documents in the IPO did, and its offering documents in any future financings will, emphasize its operating results and such offering documents did not and will not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Zscaler does not hold, and has never held, itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Neither Zscaler nor the Zscaler brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.

Accordingly, it is clear from the Company’s public Commission filings and its other public representations that shareholders invest in the Company’s securities with an expectation of realizing gains from the Company’s development and sale of its suite of cloud security solutions, and not from returns on an investment portfolio.

3. Activities of Zscaler’s Officers and Directors

In their capacity as members of Zscaler’s Board of Directors, Zscaler’s directors spend substantially all of their time overseeing Zscaler’s business of providing its Platform to customers. Zscaler’s executive officers spend substantially all of their time managing Zscaler’s business of providing its Platform to customers. These activities include, among others, business development, sales, finance and operations. Each executive officer’s specific activities are detailed above. Zscaler’s Chief Financial Officer spends less than 1% of his time monitoring Zscaler’s cash balances and managing short-term investment securities in accordance with Zscaler’s Investment Policy. None of Zscaler’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.

As of April 30, 2023, Zscaler had 5,856 employees in locations throughout the world. In addition to the executive officers discussed above, fewer than five employees spend time on matters relating to the management of Zscaler’s investment securities. Zscaler’s cash management activities are managed both internally by Zscaler’s Chief Financial Officer and externally by an investment manager, whose activities are supervised by the Chief Financial Officer. Zscaler’s remaining employees are involved in activities within the research and development, support, professional services, sales and marketing, and general and administrative organizations.

The Company’s investment managers are Certified Financial Analysts and invest solely based on the Company’s policy; again, no one at the Company makes decisions regarding Capital Preservation Instruments internally. The cost of services related to management of Capital Preservation Instruments for fiscal 2022, and the nine months ended April 30, 2023, were $136,500 and $157,150 respectively, which accounted for less than 0.05% of all expenses for the Company for each year. The Company does not expect this figure to increase materially over the long term. Not surprisingly, expenses related to management of Capital Preservation Instruments are de minimis in comparison to the Company’s overall expenses because of the Company’s fundamental nature as a technology company engaged in a cloud-based services business and not an investment company.19

4. Nature of Zscaler’s Assets

The Company’s unconsolidated balance sheet discloses fixed and current assets consistent with a technology company engaged in a cloud-based services business. April 30, 2023, these assets include property and equipment of $107.6 million, accounts receivable of $343.0 million, and operating right-of-use assets of $38.4 million (which represent the Company’s right to use any property it leases for the lease term and any renewal options that it is reasonably certain to renew and is a recognized asset under GAAP). The Company currently holds no strategic investments.

The Company maintains investments in Capital Preservation Instruments in order to fund its operations. Its portfolio is held in assets including investment-grade commercial paper, and corporate bonds; all of these investments are Capital Preservation Instruments. Zscaler also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2),

19

The Company anticipates that the statements in this section would be true even if it invests in investment securities that are not Capital Preservation Instruments, all of which would comply with the condition in this Application that no more than 10% of the Company’s total assets will consist of investment securities other than Capital Preservation Instruments, as such capitalized term is defined herein. For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Zscaler should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

including “Government securities” as defined in Section 2(a)(16) as well as certain securities issued by money market mutual funds that are considered cash items. At the end of the April 30, 2023, the Company held approximately $687.5 million in government securities and $449.2 million in commercial paper and corporate bonds, with cash and cash equivalents of $831.7 million. The Company does not hold any strategic investments in other entities.

Once the Company’s holdings in government securities and cash items are excluded from the Asset Test, the Company holds investment securities accounting for approximately 27.9% of its total assets on an unconsolidated basis, as of April 30, 2023. All of these investment securities are Capital Preservation Instruments.

Zscaler uses its current assets, including its Capital Preservation Instruments, to finance its continued operations in connection with the development of the Company’s software. As a result, the Company needs the ability to invest more than 40% of the total value of its assets, on an unconsolidated basis, in Capital Preservation Instruments.

This is reflected in the Company’s investment policy, which was adopted by the Company’s Board and is implemented to conserve capital and liquidity until the funds are used in the Company’s cloud-based services business. As of September 30, 2022, the Company held none of the value of its assets in investment securities that are not Capital Preservation Instruments, and the Company’s investment securities other than any deemed to be Capital Preservation Instruments do not and will not exceed 10% of its total assets in the future. 20

5. Zscaler’s Sources of Income and Revenues

Since its inception, Zscaler has carried net operating losses, and the Company anticipates it will continue to incur net losses for the foreseeable future, as it continues to develop and market its goods and services to establish and broaden its market position. This is not unusual for a technology company like Zscaler – technology companies typically develop their products and services while seeking out a foothold in the target market, without any or with very little early revenue, all of which results in a loss.21 Inasmuch as Zscaler has entered the commercialization

20

For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Zscaler should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

21

Additionally, as noted above, in Zscaler’s case the Company has incurred more operating expenses in recent years as it continues to hire additional personnel, expand operations and develop infrastructure both domestically and internationally, while also continuing to develop its products. Zscaler has also incurred significant additional legal, accounting, and other operating expenses as it has transitioned to a public company. The Company expects all these trends in expenses to continue.

stage for its software and services, although still operating at a net loss, income may not be the single-most revealing aspect of its 1940 Act status. Rather, a review of the Company’s current source of revenues provides a more accurate reveal of its 1940 Act status, particularly given the upward trend in recognizing substantially increased revenues due to sales of new subscriptions, and although different from income, the SEC has previously recognized certain companies’ revenues, rather than income, as a useful measure of a company’s status under the 1940 Act.22

Zscaler derives substantially all of its current revenues from the fees it charges to a wide range of customers. As noted above, the Company has experienced rapid revenue growth based on those fees over recent years, with revenue (again, substantially of which is from fees for its services) of $431.3 million, $673.1 million, $1,090.9 million, and $1,161.9 million for the years ended July 31, 2020, 2021, and 2022, and the nine months ended April 30, 2023, respectively. In other words, revenue from fees increased by $241.8 million, or 56%, for the year ended July 31, 2021, compared to the year ended July 31, 2020; by $417.8 million, or 62%, for the year ended July 31, 2022, compared to the year ended July 31, 2021; and by $389.1 million, or 50%, for the nine months ended April 30, 2023, compared to the nine months ended April 30, 2022. The nature of the Company’s revenue is clear evidence of a strategy of successful expenditures on R&D, sales, and marketing of software that has successfully completed the rigors of the R&D phase and of related services.

In contrast, the Company’s net investment income from its Capital Preservation Instruments is not remotely sufficient to put the Company on a positive income trajectory. The Company only earned $4.6 million in net investment income in 2022, based solely on its Capital Preservation Instruments, compared to $2.8 million in 2021 and $6.5 million in 2020, also based solely on Capital Preservation Instruments. In other words, net investment income increased by $1.8 million, or 63%, for the fiscal year ended July 31, 2022, compared to the year ended July 31, 2021, and decreased by $3.7 million, or 57%, for the year ended July 31, 2021, compared to the year ended July 31, 2020. Thus, the Company’s rate of growth for returns on investment have been either negative or at least much slower than for revenue during these time periods. If net investment income were compared to the Company’s revenue, it would be equal to less than 0.5% of revenue for the fiscal year ended July 31, 2022, and equal to less than 0.5% of revenue for the fiscal year ended July 31, 2021, based solely on the Company’s Capital Preservation Instruments.

For the nine months ended April 30, 2023, the Company earned $39.1 million of net investment income, an increase compared to $4.6 million for the fiscal year ended July 31, 2022. This nonetheless represents less than 3.5% of revenue for the nine months ended April 30, 2023. The increase in net investment income is due to the increase in interest rates in the fixed income markets.

As noted, the Company does not have any strategic investments and has not earned, and does not expect to earn, investment income from such investments.

These numbers alone are compelling testimony of the Company’s focus as cloud-based services business. Namely, the Company is experiencing sharp increases in its earnings potential now that it is increasingly scaling products at lower marginal costs. As previously noted, the Company expects to continue its R&D in the development of improvements on and technological advances in cloud software.

D. An Order Under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Zscaler’s Shareholders

If the Commission declines to grant the relief requested in this Application, Zscaler would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Instruments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Zscaler’s shareholders without serving any of the policies underlying the 1940 Act.

1. Managing Investments under the Asset Test

Zscaler’s management of its liquid capital in Capital Preservation Instruments under the constraints of the Asset Test would hinder Zscaler’s business over the long term. As discussed above, Zscaler holds significant amounts of cash, including a recent infusion of cash resulting from the IPO and subsequent convertible notes offering, because it needs those funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns, and this cash is not being immediately deployed for operations. In addition, Zscaler may continue to raise capital.

In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.

2. Registration under the 1940 Act

Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Zscaler and its shareholders.

a. Misleading Presentation of Financial Information

The manner of presentation required for investment company financial reports differs materially from the methodology employed by Zscaler and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Zscaler would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Zscaler’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Zscaler were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Zscaler’s financial information incompatible with other entities within the industry.

b. Expensive and Burdensome Regulation

To require Zscaler, a company not primarily engaged in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Zscaler as a technology company and not as an investment company. Compliance with the 1940 Act would require Zscaler to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Zscaler’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Zscaler’s efforts toward managing its technology operations.

c. Forced Change in Zscaler’s Business

The imposition of the 1940 Act’s regulatory scheme upon Zscaler would cause material changes in its operating strategies. Zscaler would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Zscaler. Furthermore, Sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options and restricted stock units are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Zscaler’s practice to issue stock options and restricted stock units (“RSUs”) to officers and employees of the Company, and it expects to continue to do so in the future. Zscaler believes that a prohibition on the issuance of stock options and RSUs would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.

The aggregate effect of these types of changes on Zscaler’s business strategy would materially change the character of Zscaler in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Zscaler’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Zscaler would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Zscaler, including: Cloudflare, Inc., Investment Company Act Rel. Nos. 34856 (Mar. 15, 2023) (notice) and 34883 (Apr. 11, 2023) (order); Snowflake, Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020) (notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI. RELIEF REQUESTED

For the above reasons, Zscaler requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VII. CONDITIONS

Zscaler agrees that any order granting the requested relief will be subject to the following conditions:

1. Zscaler will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);

2. Zscaler will refrain from investing or trading in securities for speculative purposes; and

3. No more than 10% of Zscaler’s total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in this Application). For purposes of this condition, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Zscaler should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

VIII. PROCEDURAL MATTERS

A. Communications

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is:

Zscaler, Inc.

120 Holger Way

San Jose, California 95134

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.

B. Authorization

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the management of the affairs and business of Applicant is vested in its board. Resolutions duly adopted by Applicant’s board authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.

C. Verification

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.

* * *

Zscaler requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

July 31, 2023	Respectfully submitted,

Zscaler, Inc.

	By:	/s/ Remo Canessa
Name: Remo Canessa
Title: Chief Financial Officer

EXHIBIT A

Certification

I, Robert Schlossman, Chief Legal Officer and Secretary of Zscaler, Inc., a Delaware corporation, (“Zscaler” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of Zscaler on December 1, 2020. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, the Company seeks to preserve its capital and maintain liquidity, pending the use of such capital for its current and future operations and acquisitions, by investing in investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a relatively low level of risk (“Capital Preservation Investments”), which include highly-rated corporate and other credit-based fixed income securities, including commercial paper and corporate and municipal bonds.

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (“1940 Act”), and that the Company could be deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act if it holds investment securities having a value that exceeds 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items).

RESOLVED, that the Board hereby reaffirms that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

RESOLVED FURTHER, that the Board of Directors authorizes the Company to file with the Securities and Exchange Commission (“SEC”) an exemptive order application pursuant to Section 3(b)(2) of the 1940 Act seeking to permit it to make investments in Capital Preservation Investments without being deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act.

RESOLVED FURTHER, in the alternative, the Board of Directors authorizes the Company to file with the SEC an exemptive order application pursuant to Section 6(c) of the 1940 Act seeking an exemption from registration and regulation as an investment company, as such exemption in the Company’s case would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

RESOLVED FURTHER, that the officers and employees of the Company are authorized to take any and all actions reasonably necessary or appropriate to implement these resolutions and all actions previously taken by the officers of the Company in connection with effectuating the intent and purposes of the foregoing resolutions are hereby ratified and affirmed.

IN WITNESS WHEREOF, I have set my name this July 31, 2023.

/s/ Robert Schlossman
Name: Robert Schlossman
Title: Chief Legal Officer and Secretary

EXHIBIT B

Verification of Zscaler, Inc.

The undersigned states that he has duly executed the attached Application dated July 31, 2023, for and on behalf of Zscaler, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Remo Canessa
Name: Remo Canessa
Title: Chief Financial Officer